Dejour Records 55% Revenue Increase for Q3-2013

Commences Production at Flagship Kokopelli NG&L Project;

Proposes 40% Overhead Cost Cutting Initiatives for 2014

Vancouver, BC, November 11, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, has released its financial and operating results for the three and nine months ended September 30, 2013. Summary of results are as follows:

	Three months ended September 30,			Nine months ended September 30,
(in thousands of Canadian dollars, unless otherwise indicated)	2013	2012	Change	2013	2012	Change
	$	$		$	$
Revenue, before royalties	2,399	1,552	55%	6,963	5,251	33%

Income (loss)	(4,642)	(1,365)	80%	(6,927)	(2,299)	106%
Basic and fully diluted ($/common share)	(0.031)	(0.009)	78%	(0.047)	(0.017)	88%
Cash flow from operating activities	(121)	(420)	71%	574	(2,783)	121%

Capital expenditures, net of dispositions	1,545	1,266	22%	2,128	3,448	-38%

Total assets	22,509	30,606	-19%	22,509	30,606	-19%
Debt, net of working capital	10,041	6,096	65%	10,041	6,096	65%
Shareholders’ equity	4,178	19,108	-67%	4,178	19,108	-67%

Weighted average common shares outstanding (thousands)
Basic	148,916	148,916	0%	148,916	138,417	8%
Diluted	148,916	148,916	0%	148,916	138,417	8%

CONSOLIDATED FINANCIAL STATEMENTS

Dejour’s audited consolidated financial statements and related notes for the three and nine months ended September 30, 2013 will be available to the public on SEDAR @ www.sedar.com, EDGAR @ www.sec.gov and will also be posted on the Company’s website at www.dejour.com on November 11, 2013.

Dejour’s operating results for the three and nine months ended September 30, 2013 are summarized in the table below:

	Three months ended September 30,			Nine months ended September 30,
	2013	2012	Change	2013	2012	Change

Production
Oil and natural gas liquids (bbls/d)	181	181	0%	231	200	16%
Natural gas (mcf/d)	2,461	993	148%	1,402	1,136	23%
Combined (BOE/d)	591	346	71%	465	389	20%

Realized sales prices
Oil and natural gas liquids ($/bbl)	95.20	79.66	20%	87.69	82.35	6%
Natural gas ($/mcf)	3.63	2.49	46%	3.75	2.37	58%

Operating netbacks ($/BOE)
Oil and gas revenue	44.27	48.73	-9%	54.92	49.22	12%
Royalties	(8.08)	(7.35)	10%	(10.33)	(8.02)	29%
Operating and transportation expense	(14.70)	(37.93)	-61%	(19.49)	(28.12)	-31%
Operating netback	21.47	3.45	522%	25.09	13.08	92%

Undeveloped land
Gross acres	132,390	231,346	-43%	132,390	231,346	-43%
Net acres	93,381	145,741	-36%	93,381	145,741	-36%

PRESIDENT’S MESSAGE

Dejour is pleased to report the results of operations to shareholders for the third quarter of 2013.

During the quarter we:

1.	Completed the fracing of four new wells drilled to the Williams Fork formation at Kokopelli in the eastern portion of Piceance Basin of Colorado. These wells are the initial four wells funded in the financing arrangement with a Denver-based drilling fund (Note 12 to the consolidated financial statements);

2.	Increased production by 71% to 591 BOE/d for the three months ended September 30, 2013 from production of 346 BOE/d for the comparative period of 2012; and

3.	Increased gross revenues by 33% from $5.3 million for the nine months ended September 30, 2012 to $7.0 million for the nine months ended September 30, 2013.

Revenue increased 55% from $1.6 million in Q3 2012 to $2.4 million for the three months ended September 30, 2013. This increase was primarily attributable to higher combined average realized prices and an increase in gas production during the current quarter compared with Q3 2012. The Company incurred a loss of $4.6 million during Q3 2013 of which $5,327,000 was represented by non-cash expense amounts such as amortization, depletion, impairment losses, and stock based compensation.

For the nine months ended September 30, 2013, cash flow from operating activities was $574,000 compared with a deficiency of $2,783,000 for the nine months ended September 30, 2012.

Kokopelli Project Update – Piceance Basin, Colorado

Production from the four wells drilled in Q2 2013 and completed in the Williams Fork formation at 8,500 ft. in Q2 & Q3 2013 are producing as expected at a combined production rate of approximately 3,300 Mcf/d and 15 BOPD. Following all program cost adjustments, the Company’s average working interest in the 4 wells is 20.5% BPO and 29.7% APO.

The production rates from the initial 4 wells are consistent with those rates in the Company’s independent engineering reserve report on the Williams Fork potential at Kokopelli. Accordingly, and subject to securing additional financing, we intend to proceed with a minimum of 7 additional Williams Fork wells and I Niobrara vertical well in 2014. Our objective is to increase our average working interest in these proposed wells to a minimum of 35.0% subject to capital availability.

Corporate Cost-Cutting Plan

The Company presented a plan to the Board of Directors to reduce consolidated G&A by approximately 40% on November 6, 2013. The plan involves all operating units within the Company and, subject to final Board approval, will take effect on approximately January 1, 2014.

Colorado – The Evolution of the Mancos/Niobrara Shale Resource Play – Part IV

In news releases dated March 28, 2013 and May 15, 2013, Dejour reported that a major U.S. exploration company drilled a Mancos/Niobrara shale discovery well at a vertical depth of about 10,200 ft. (with a horizontal leg of about 4,600 ft.) mid-way between our Grand Valley (Roan Creek) and Kokopelli leasehold interests in the Piceance Basin of Colorado. The company has announced publicly the discovery, extrapolated over its 180,000 acres in the Piceance Basin, could mean as much as 20-30 Tcf in recoverable natural gas reserves. The Unconventional Oil & Gas Center ranks the discovery well as the No. 1 Niobrara Shale producing well in the United States.

In an update news release dated October 28, 2013, the major U.S. exploration company announced its 2nd Niobrara well “was completed at the end of September, posting an initial rate of 11.8 million cubic feet per day at a flowing casing pressure of 5,700 pounds per square inch. A third Niobrara well was drilled in July and August, 2013 while 2 more wells are planned to be spud in November, 2013”.

The US domestic industry and those oil and gas companies and investors holding Niobrara acreage adjacent to our Company’s leasehold interests are closely following the development of this exciting shale play.

Dejour has approximately 12,000 net acres with “Niobrara/Mancos Shale” potential in Garfield County, Colorado. Fully developed, we could drill and complete in excess of 100 Niobrara horizontal wells on our acreage. Dejour’s management fully expects this exciting shale play to become the focus of the Company’s growth effort through 2014 as we de-risk this development and build the economies of the Kokopelli project. We look forward to reporting our progress to shareholders as our financing, exploration, and development plans evolve from the planning to the execution stages.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 117,500 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on:

Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy